OPTION AGREEMENT
TRUNDLE PROPERTY

THIS AGREEMENT made the 25th day of January, 2008

BETWEEN:

WESTERN PLAINS RESOURCES LTD., a company incorporated under the laws of Australia and having an office at 27 – 31 Macquarie Place, Sydney, Australia

("**Optionor**")

AND:

CALIBRE MINING (AUSTRALIA) PTY LTD., a company incorporated under the laws of New South Wales and having an office at 1250 – 999 West Hastings Street, Vancouver, British Columbia, Canada

("**Optionee**")

WHEREAS:

A. Optionor is the recorded and beneficial owner of one hundred (100%) percent of the right, title and interest in and to the Trundle Exploration License more particularly described in Schedule A attached hereto and forming part hereof (the "**Trundle Property**");

B. The parties wish to enter into an agreement granting to Optionee the exclusive right and option to acquire up to an undivided seventy (70%) percent of the right, title and interest of Optionor in and to the Trundle Property on the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the sum of TWENTY ($20.00) DOLLARS now paid by Optionee to Optionor, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. INTERPRETATION

1.1 In this Agreement:

(a) "**70% Option**" has the meaning set out in article 3;

(b) "**90% Option**" has the meaning set out in article 3;

(c) "**Acceptance Date**" means the date of acceptance of this Agreement by the Exchange for filing;

(d) "**Business Day**" means any day, other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Vancouver, British Columbia are not open for business during normal banking hours;

(e) "**Dollars**" means legal currency of Australia;

(f) "**Effective Date**" means the date that all parties have signed this Agreement;

(g) "**Environmental Claims**" means any and all administrative, regulatory, or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigations, or proceedings relating in any way to any Environmental Laws or any permit issued under any Environmental Laws, including, without limitation:

(i) any and all claims by government or regulatory authorities for enforcement, clean-up, removal, response, remedial, or other actions or damages under any applicable Environmental Law; and

(ii) any and all claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation, or injunctive or other relief resulting from hazardous materials, including any release of those claims, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the environment;

(h) "**Environmental Laws**" means all requirements of the common law, civil code, or of environmental, health, or safety statutes of any agency, board, or governmental authority including, but not limited to, those relating to (i) noise, (ii) pollution or protection of the air, surface water, ground water, or land, (iii) solid, gaseous, or liquid waste generation, handling, treatment, storage, disposal, or transportation, (iv) exposure to hazardous or toxic substances, or (v) the closure, decommissioning, dismantling, or abandonment of any facilities, mines, or workings and the reclamation or restoration of lands;

(i) "**Exchange**" means the TSX Venture Exchange Inc.

(j) "**Expenditures**" includes all expenditures and costs made or incurred by Optionee or its affiliates or permitted assigns relating directly or indirectly to the Trundle Property, including without limitation all expenditures and costs made or incurred: in doing geophysical, geochemical, land, airborne, environmental and/or geological examinations, assessments, assays, audits and/or surveys; in line cutting, mapping, trenching and staking; in searching for, digging, trucking, sampling, working, developing, mining and/or extracting ores, minerals and metals; in doing diamond and other drilling; in obtaining, providing, erecting, mining and milling including, without limitation, installing and operating mining plant, milling or other treatment plant, ancillary facilities, buildings, machinery, tools, appliances and/or equipment; in construction of access roads and other facilities on or for the benefit of the Trundle Property or any part thereof, in transporting personnel, supplies, mining, milling or other treatment plant, buildings, machinery, tools, appliances or equipment in, to or from the Trundle Property or any part thereof, in paying reasonable wages and salaries (including "fringe benefits") of personnel directly engaged in performing work on or with respect to the Trundle Property; in payment of assessments or contributions under applicable employment legislation relating to workers' compensation, unemployment insurance and other applicable legislation or ordinances relating to such personnel; in supplying food, lodging and other reasonable needs for such personnel; in obtaining and maintaining any insurance; in the management of and accounting for work and providing supervisory, legal, accounting, consulting and other contract or professional services or facilities relating to work performed or to be performed hereunder; in paying any taxes, fees, charges, payments, Exploration Licence security deposits and rentals (including payments made in lieu of assessment work) or otherwise incurred to transfer the Trundle Property or any part thereof or interest therein pursuant to this Agreement and to keep the

Trundle Property or any part thereof in good standing; in acquiring access and surface rights to the Trundle Property; in carrying out any negotiations and preparing, settling and executing any agreements or other documents relating to environmental or indigenous peoples' claims, requirements or matters; in carrying out any requirements or prerequisites in order to obtain and obtaining all necessary or appropriate approvals, permits, consents or permissions relating to the carrying out of work, including, without limitation, environmental permits, approvals or consents; in carrying out reclamation or remediation; in improving, protecting, or perfecting title in the Trundle Property or any part thereof; in carrying out mineral, soil, water, air or other testing; in preparing engineering, geological, or environmental studies and/or reports and test work related thereto; and in preparing one or more feasibility studies including any work or reports preliminary or supplementary thereto;

(k) **"Feasibility Report"** has the meaning set out in section 3.2;

(l) "**Mineral Products**" means the mineral products derived from operating the Trundle Property as a mine;

(m) "**NSR Royalties**" means the existing royalties, for clarification the PlatSearch N.L 1.6% royalty and Nosebi 0.4% royalty, totalling two (2%) percent of net smelter returns from commercial production of Mineral Products, as more particularly described in Schedule B attached hereto and forming a part hereof;

(n) "**Operator**" means the operator appointed pursuant to article 5 of this Agreement;

(o) "**Option**" means the options granted by Optionor to Optionee pursuant to article 3, including the 70% Option and the 90% Option, as such terms are defined in article 3;

(p) "**Program**" means any program to carry out work and incur Expenditures on the Trundle Property and includes, as the context requires, the preparation of any preliminary feasibility study or other feasibility study or report;

(q) "**Trundle Property**" means those mineral claims described in Schedule A of this Agreement and any other claims that become the subject of this Agreement pursuant to section 12 hereof; and

(r) "**Shares**" means common shares in the capital of Optionee, which are listed on the Exchange.

1.2 In this Agreement, all dollar amounts are expressed in lawful currency of Australia.

1.3 The titles to the respective articles are used for convenience only and are not a part of this Agreement.

1.4 Words importing the singular number will include the plural and vice-versa, and words importing the masculine gender will include the feminine and neuter genders and vice-versa, and words importing persons will include firms, partnerships, and corporations.

2. REPRESENTATIONS AND WARRANTIES

2.1 Optionee represents and warrants to Optionor that:

(a) it is a body corporate duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party; and

(d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of laws of any jurisdiction applicable or pertaining thereto or of its constating documents.

2.2 Optionor represents and warrants to Optionee that:

(a) it is a body corporate duly incorporated, organized and validly subsisting under the laws of its incorporating jurisdiction;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(c) neither the execution and delivery of this Agreement nor any of the agreements referred to herein or contemplated hereby, nor the consummation of the transactions hereby contemplated will conflict with, result in the breach of or accelerate the performance required by any agreement to which it is a party;

(d) the execution and delivery of this Agreement and the agreements contemplated hereby will not violate or result in the breach of laws of any jurisdiction applicable or pertaining thereto or of its constating documents;

(e) the mineral claims comprised in the Trundle Property have been duly and validly staked and recorded, are accurately described in Schedule A, are presently in good standing of all obligations (including, without limitation payment of mining duties, performance of minimum assessment work and filing of reports with respect to minimum assessment work) required under the laws of the jurisdiction in which they are located, and are free and clear of all liens, charges, encumbrances, claims, rights or interest of any person save and except (i) any permitted encumbrances including but not limited to utility rights of way, municipal easements, and the like, and (ii) the NSR Royalties;

(f) Optionor has made all taxes, assessment, rentals, levies, or other payments relating to the Trundle Property required to be made to any federal, provincial, or municipal government instrumentality;

(g) Optionor is the recorded and beneficial owner of a one hundred (100%) percent undivided interest in and to the Trundle Property;

(h) Optionor has the exclusive right to enter into this Agreement and all necessary authority to dispose of up to an undivided ninety (90%) percent interest in and to the Trundle Property in accordance with the terms of this Agreement;

(i) no person, firm or corporation has any proprietary or possessory interest in the Trundle Property other than Optionor, and no person is entitled to any Royalties or other payment in the nature of rent or Royalties on any minerals, ores, metals or concentrates or any other such products removed from the Trundle Property, save and except for the NSR Royalties;

(j) there are no actions, suits, investigations or proceedings before any court, arbitrator, administrative agency or other tribunal or governmental authority, whether current, pending or threatened, which directly or indirectly relate to or affect the Trundle Property or the interests of Optionor therein nor is Optionor aware of any acts that would lead it to suspect that the same might be initiated or threatened;

(k) there is no adverse claim or challenge against or to the ownership of or title to the Trundle Property, or any portion thereof, nor is there any basis therefore and there are no outstanding agreements or options to purchase or otherwise acquire the Trundle Property or any portion thereof or any interest therein and the Trundle Property is not the whole or substantially the whole of Optionor's assets or undertaking;

(l) it has not received from any government instrumentality or any other person any notice of or communication relating to any actual or alleged Environmental Claims, and there are no outstanding work orders or actions required to be taken relating to environmental matters respecting the Trundle Property or any operations carried out on the Trundle Property;

(m) Optionor will upon request, promptly make available to Optionee all information in its possession or control relating to work done on or regarding the Trundle Property;

(n) Optionee may enter in, under, or on the Trundle Property for all purposes of this Agreement without making any payment to and without accounting to or obtaining the permission of any other person, other than any payment required to be made under this Agreement subject to the negotiation of applicable permissions and rights of entry with surface owners; and

2.3 The representations and warranties hereinbefore set out are conditions on which the parties have relied in entering into this Agreement and will survive the acquisition of any interest in the Trundle Property by Optionee, and each party will indemnify and save the other party harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by the other party and contained in this Agreement.

3. OPTION

3.1 Optionor hereby irrevocably grants to Optionee the sole and exclusive right and option to acquire up to an undivided seventy (70%) percent right, title and interest in and to the Trundle Property in accordance with the terms of this Agreement, which Option is exercisable by Optionee by incurring Expenditures on the Trundle Property as follows:

Year 1:	$600,000, of which $300,000 must be drilling related
Year 2:	$1,000,000
Year 3:	$1,400,000

As a minimum commitment Optionee must complete the Year 1 expenditure before withdrawing from this Agreement.

Forthwith on the Optionee incurring $3,000,000 in Expenditures, an undivided seventy (70%) percent interest in and to the Trundle Property, subject only to the NSR Royalties, will vest in the Optionee.

3.2 At Optionee's sole option, Optionee may elect to earn an additional undivided twenty (20%) percent interest for a total interest of ninety (90%) percent in the Trundle Property (the "**90% Option**") by preparing and bearing the costs of preparing and producing a feasibility report (the "**Feasibility Report**") based on sound engineering principles and mine operations criteria generally acceptable under United States and Canadian mining industry practices and standards for projects in similar operating environments. The Feasibility Report must be in a form acceptable to mine lending institutions and to securities regulatory authorities in the United States and Canada. The parties agree that it is not a condition to the acceptability of the Feasibility Report that permits are in place.

If the Optionee elects to earn the 90% Option, forthwith on Optionee performing the requirements of this section 3.2, an undivided additional twenty (20%) percent interest in and to the Trundle Property, subject only to the NSR Royalties, will vest in Optionee.

If the Optionee does not elect to exercise this 90% Option, the Optionee and Optionor will fund the costs of producing the Feasibility Report on a pro rata basis.

4. EXPENDITURES

4.1 Optionor understands and confirms that any amounts spent under section 3.1 are cumulative aggregate amounts and as such any excess in the amount of Expenditures required to be incurred in any particular period in section 3.1, will be carried over and included in the aggregate amount of Expenditures for the subsequent period.

4.2 Optionee will file assessment reports annually in a timely manner regarding all eligible Expenditures incurred by Optionee in respect of the Trundle Property.

5. APPOINTMENT OF OPERATOR

5.1 Optionee will be the operator on the Trundle Property ("**Operator**") and will be entitled to continue to act as Operator until Optionee may resign as Operator on at least thirty (30) days' notice to all parties. If Optionor declines to be Operator or resigns as Operator, the parties will appoint a new Operator.

5.2 Operator will be entitled to reimbursement for all of its reasonable expenditures actually incurred in its duties as Operator and will also be entitled to include in Expenditures a charge of ten (10%) percent of all Expenditures made or incurred by it as Operator, for management supervision and administrative services.

5.3 Operator will have the sole and exclusive right and authority to manage and carry out all Programs on the Trundle Property and to incur the Expenditures required for that purpose. Optionor agrees that in the event the Operator requires the use of any machinery, equipment or installations that are owned by the Optionor, then such rentals shall be made available at prevailing market prices for same.

5.4 In carrying out its duties, Operator will:

(a) keep the Trundle Property free of all liens and encumbrances (other than those, if any, in effect on the Effective Date or the creation of which is permitted by this Agreement) arising out of the carrying out of work on the Trundle Property and, in the event of any lien being filed as mentioned, proceed with diligence to contest or discharge it;

(b) prosecute claims or, where a defence is available, defend litigation arising out of the carrying out of work on the Trundle Property, provided that any party may join in the prosecution or defence at its own expense;

(c) perform assessment work or make payment in lieu thereof and pay the rentals, taxes, or other payments and do all other things necessary to maintain the Trundle Property in good standing, including without limitation staking and restaking mining claims and applying for licenses, leases, grants, concessions, permits, patents, and other rights to and interests in the Trundle Property;

(d) maintain accounts in accordance with generally accepted accounting principles in the mining industry in Canada;

(e) perform its duties and obligations in a sound and workmanlike manner, in accordance with sound mining and engineering practices and other practices customary in the Canadian mining industry, and in substantial compliance with all applicable federal, provincial, state, territorial, and municipal laws, by-laws, ordinances, rules and regulations, and this Agreement;

(f) employ and engage employees, agents, and independent contractors that it considers necessary or advisable to carry out its duties and obligations and, in this connection, to delegate any of its powers and rights to perform its duties and obligations under this Agreement;

(g) permit the parties, at their own expense, to inspect, take abstracts from, or audit any or all of the records and accounts related to the Trundle Property and any work done thereon during normal business hours; and

(h) transact, undertake, and perform all transactions, contracts, employments, purchases, operations, negotiations with third parties, and any other matters undertaken on behalf of the parties in Operator's name.

5.5 Within sixty (60) days following the end of each calendar year or at the Operator's sole discretion within sixty (60) days following the completion of any Program, Operator will deliver to the parties a statement showing in reasonable detail the Expenditures incurred during the Program

and the aggregate Expenditures incurred to the end of the calendar year or such Program, as the case may be, and the parties to this Agreement will have thirty (30) days from the time of receipt of such statement to question the accuracy thereof in writing, failing which such statement will be deemed to be correct and unimpeachable thereafter.

5.6 If a statement delivered pursuant to section 5.5 is questioned by a party to this Agreement:

(a) such party will have two (2) months from the time of delivery of the statement to have such audited;

(b) the audited results will be final and determinative of the amount of Expenditures incurred for the audited period; provided that, if such audit discloses a deficiency in the amount of Expenditures required to be incurred to maintain the Option in good standing, the party that is Operator may pay to the non-Operator party the amount of such deficiency within fifteen (15) days following receipt of notice of such audited results, whereupon such amount will be deemed to have been Expenditures incurred during the audited period; and

(c) the costs of the audit will be borne by the party requesting the audit if Operator's statement was accurate within five (5%) percent and will be borne by Operator if such statement was not accurate within five (5%) percent.

6. RIGHT OF ENTRY

6.1 During the currency of this Agreement, Optionee and its directors, officers, employees, agents and independent contractors, will have the sole and exclusive right and option to:

(a) enter upon the Trundle Property;

(b) have exclusive and quiet possession thereof;

(c) do such prospecting, exploration, development or other mining work thereon and thereunder as Optionee in its sole discretion may consider advisable;

(d) bring and erect upon the Trundle Property such facilities as Optionee may consider advisable; and

(e) remove from the Trundle Property and dispose of, for its own account, ore or mineral products for the purpose of bulk sampling, pilot plant or test operations.

7. EXERCISE OF 70% OPTION AND FORMATION OF JOINT VENTURE

7.1 Once Optionee has incurred and performed the requirements as set out in section 3.1, Optionee will be deemed to have exercised the 70% Option and to have earned an undivided seventy (70%) percent interest in and to the Trundle Property subject only to the NSR Royalties.

7.2 In the event that Optionee exercises the 70% Option in accordance with the terms of this Agreement, then Optionor and Optionee agree to associate on a joint venture basis for the further exploration and development of the Trundle Property. Thereafter, the parties will contribute in accordance with their respective interests in the Trundle Property. The parties further agree to enter into a formal joint venture agreement in respect of the Trundle Property and the parties

agree to negotiate in good faith the form of the joint venture agreement, which will include the following basic terms:

(a) a deemed initial expenditure by Optionor on the Trundle Property representing its percentage undivided interest in the Trundle Property;

(b) the Optionee shall continue to be the Operator;

(c) a management committee (the "**Management Committee**") will be formed , with the Optionor (provided it has a participating interest) having the right to appoint two (2) representatives, and the Optionee having the right to appoint four (4) representatives to the Management Committee;

(d) the Management Committee shall make all decisions in respect of exploration, development and mining operations on the Trundle Property, and shall decide every question submitted to it by a vote with each party's representatives collectively being entitled to cast that number of votes which is equal to its party's interest percentage in the joint venture. Other than as is expressly set out herein to the contrary, the Management Committee shall make decisions by simple majority. In the event of a tied vote, the chairman shall have a casting vote in addition to the votes to which the chairman is entitled to cast as the representative of a party;

(e) the representatives of the Optionee shall be the chairman and secretary, respectively, of the Management Committee meeting;

(f) a standard formula for dilution of a non-contributing party's interest. In the event any party's interest is reduced to five percent (5%) or less, such party may elect to withdraw its interest in the Trundle Property, in which event such party shall then be deemed to have assigned and conveyed its interest to the other party and will have no further interest in the Trundle Property; and

(g) a right of first refusal provision regarding assignment of a party's interest to a non-affiliate.

7.3 On formation of a joint venture between the parties, Optionee will be Operator of the Trundle Property.

8. EXERCISE OF 90% OPTION AND COMPLETION OF FEASIBILITY REPORT

8.1 Once Optionee has incurred and performed the requirements as set out in section 3.2, Optionee will be deemed to have exercised the 90% Option and to have earned an undivided ninety (90%) percent interest in and to the Trundle Property, subject only to the NSR Royalties.

8.2 In the event Optionee decides to proceed to mine the Trundle Property, Optionor may elect:

(a) to continue its interest in the Trundle Property, in which event, Optionor and Optionee will fund the costs of the mine on a pro rata basis, or

(b) to withdraw its interest in the Trundle Property, in which event an undivided one hundred (100%) percent interest in and to the Trundle Property, subject only to the NSR Royalties, will forthwith vest in Optionee.

The Optionee's decision to proceed to mine the Trundle Property and Optionor's election is not conditional upon permits being in place.

9. COVENANTS OF OPTIONOR

9.1 Forthwith upon execution of this Agreement by the parties, Optionor will deliver to Optionee copies of such financial statements and other financial, technical and geological information pertaining to the Trundle Property as Optionee may request.

9.2 During the currency of this Agreement and the Option, Optionor will:

(a) not do any act or thing which would or might in any way adversely affect the rights of Optionee hereunder to earn up to an undivided ninety (90%) percent interest in the Trundle Property;

(b) promptly make available to Optionee and its representatives all records and files in the possession of Optionor relating to the Trundle Property, and permit Optionee and its representatives at its own expense to take abstracts there from and make copies thereof; and

(c) promptly provide Optionee with any and all notices and correspondence from government agencies in respect of the Trundle Property.

10. TRANSFER OF TITLE UPON EXECUTION OF THIS AGREEMENT

10.1 Forthwith upon execution of this Agreement by the parties, Optionor will deliver to Optionee a duly executed transfer in registrable form transferring the applicable undivided percentage right, title and interest in and to the Trundle Property in favour of Optionee, which Optionee will be entitled to register against title to the Trundle Property. Optionee will continue to hold title to the Trundle Property while Optionee is Operator.

11. REGISTRATION OF AGREEMENT

11.1 Notwithstanding section 10.1 of this Agreement, Optionee or Optionor will have the right at any time to register this Agreement or notice thereof against title to the Trundle Property.

12. AREA OF MUTUAL INTEREST

12.1 An area of mutual interest located within two (2) kilometres of the existing exterior boundaries of the Trundle Property is hereby established, (which area is hereinafter called the "**AMI**"). By signing this Agreement, Optionee and Optionor hereby covenant and agree each with the other that any Trundle Property interest or mineral rights or claims that may be acquired by either of them after the Effective Date located wholly or partially within the AMI will become a part of the Trundle Property and be subject to this Agreement. If either Optionee or Optionor acquires an interest as aforesaid, it will notify the other in writing of the extent of the interest acquired. The notified party will have thirty (30) days following receipt by it of the foregoing notification to elect in writing to have the Trundle Property interest or mineral rights or claims included within the terms of this Agreement. If the notified party does not so elect in writing within the thirty (30) day period, the acquiring party will be entitled to acquire the Trundle Property interest or mineral rights or claims for its own account and such interest will not be part of the Trundle Property and will not be subject to the terms of this Agreement.

13. EXPLORATION REPORTS

13.1 The Optionee will report all exploration results to Optionor on a quarterly basis within twenty (20) days of the end of the quarter and will disclose to the Optionor material exploration results in a timely manner. The Optionor has the authority to publicly disclose by press release or otherwise any material exploration results provided it has, prior to such disclosure, obtained pre approval to the disclosure from the Optionee.

14. OPTION ONLY

14.1 This Agreement provides for an option only and, except for Expenditures of $600,000 to be incurred in Year 1 of this Agreement, nothing herein contained will be construed as obligating Optionee to do any acts or make any payment hereunder and any act or acts or payment or payments as will be made hereunder will not be construed as obligating Optionee to do any further act or make any further payment.

14.2 Notwithstanding any other provision of this Agreement, Optionee will have the right at any time to give ten (10) days written notice to the Optionor terminating this Agreement and in such event shall within sixty (60) days of termination deliver to Optionor duly executed and recordable transfers and assignments of all interest of Optionee in and to the Trundle Property.

15. DISPOSITION OF INTEREST

15.1 Either party (a "**Selling Party**") may, at any time, sell, transfer, assign or otherwise dispose of all but not less than all of its interest in and to the Trundle Property and this Agreement provided that, at any time, the Selling Party has first obtained the consent in writing of the other party (the "**Non-Selling Party**"), such consent not to be unreasonably withheld and further provided that, at any time during the currency of this Agreement, any purchaser, grantee or transferee of any such interest will have first delivered to the Non-Selling Party its agreement related to this Agreement and to the Trundle Property, containing:

(a) a covenant with the Non-Selling Party by such transferee to perform all the obligations of the Selling Party to be performed under this Agreement in respect of the interest to be acquired by it from the Selling Party, and

(b) a provision subjecting any further sale, transfer or other disposition of such interest in the Trundle Property and this Agreement or any portion thereof to the restrictions contained in this section 15.1.

15.2 The provisions of section 15.1 of this Agreement will not prevent a Selling Party from entering into an amalgamation or corporate reorganization, which will have the effect in law of the amalgamated or surviving company possessing all the Trundle Property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company.

16. CONDITIONS PRECEDENT

16.1 The obligations of Optionee under this Agreement are subject to the acceptance for filing of this Agreement by the Exchange. The Acceptance Date will not exceed sixty (60) days from the date of this Agreement, failing which the Option and this Agreement will terminate. Optionor agrees to use commercially reasonable efforts to assist Optionee in obtaining Exchange acceptance of

this Agreement, including signing and delivering or providing all such documents and information, as may reasonably required by the Exchange.

17. DEFAULT

17.1 In the event that Optionee is in default of any of its obligations hereunder, Optionor will give notice specifying the nature of the default. Optionee shall take reasonable steps to cure such default within sixty (60) days from date of Optionee's receipt of such notice.

18. TERMINATION

18.1 In the event of default in the performance of the requirements of section 3.1, hereof, the Option and this Agreement will terminate.

19. CONFIDENTIAL NATURE OF INFORMATION

19.1 The parties agree that all information obtained from the work carried out hereunder and under the operation of this Agreement will be the exclusive Trundle Property of the parties and will not be used other than for the activities contemplated hereunder, except as required by law or by the rules and regulations of any regulatory authority having jurisdiction, or with the written consent of both parties, such consent not to be unreasonably withheld. Notwithstanding the foregoing, it is understood and agreed that a party will not be liable to the other party for the fraudulent or negligent disclosure of information by any of its employees, servants or agents, provided that such party has taken reasonable steps to ensure the preservation of the confidential nature of such information.

20. EXPENSES OF PARTIES

20.1 The Optionee will bear the expense of registering the agreement in respect of this transaction.

21. NOTICE

21.1 Any notice, direction or other communication required or permitted to be given under this Agreement will be in writing and will be given by personal delivery or by prepaid registered or certified mail or by facsimile or other form of telecommunication, in each case addressed as follows:

(a) if to **Optionee**:

Calibre Mining (Australia) Pty. Ltd.
1250 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Attention: Robert D. Brown

Fax: 604 681.9955

(b) if to **Optionor**:

Western Plains Resources Ltd.
27 – 31 Macquarie Place
Sydney, NSW, Australia

Attention: Heath Roberts

Fax: +612 9247 3434

21.2 Any notice, direction or other communication will, if delivered, be deemed to have been given and received on the day it was delivered, and if mailed, be deemed to have been given and received on the third business day following the day of mailing, except in the event of disruption of the postal services in which event notice will be deemed to be received only when actually received, and if sent by facsimile or other form of telecommunication, will be deemed to have been given or received on the next business day following the date on which it was so sent.

21.3 Any party may at any time give to the other party notice in writing of any change of address of the party giving such notice and from and after the giving of such notice, the address or addresses therein specified will be deemed to be the address of such party for the purpose of giving notice under this Agreement.

22. ARBITRATION

22.1 Disputes between the parties arising out of or in connection with this Agreement or its interpretation will be settled in accordance with this article 22 and will be settled in the first instance available. If amicable settlement cannot be reached within thirty (30) days following written notice by one party to the other party of the existence of any such dispute, the matter will be submitted to binding arbitration in accordance with the provisions of this article 22.

22.2 Following the expiry of the thirty (30) day notice period, any party may refer any matter to arbitration by written notice to the others and, within fifteen (15) days after receipt of such notice, the parties will agree on the appointment of an arbitrator. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act.

23. FORCE MAJEURE

23.1 No party will be liable for its failure to perform any of its obligations under this Agreement due to a cause beyond its control (except those caused by its own lack of funds) including, but not limited to acts of God, fire, flood, explosion, strikes, lockouts or other industrial disturbances, laws, rules and regulations or orders of any duly constituted governmental authority or non-availability of materials or transportation (each an "**Intervening Event**").

23.2 All time limits imposed by this Agreement will be extended by a period equivalent to the period of delay resulting from an Intervening Event.

23.3 A party relying on the provisions of this article 23 will take all reasonable steps to eliminate an Intervening Event and, if possible, will perform its obligations under this Agreement as far as practical, but nothing herein will require such party to settle or adjust any labour dispute or to question or to test the validity of any law, rule, regulation or order of any duly constituted governmental authority or to complete its obligations under this Agreement if an Intervening Event renders completion impossible.

24. GENERAL

24.1 Headings

The headings to the respective sections herein will not be deemed part of this Agreement but will be regarded as having been used for convenience only.

24.2 Further Assurances

The parties hereto agree that they and each of them will execute all documents and do all acts and things within their respective powers to carry out and implement the provisions or intent of this Agreement.

24.3 Payment

All references to monies hereunder will be in Australian funds except where otherwise designated. All payments to be made to any party hereunder will be mailed or delivered to such party at its address for notice purposes as provided herein, or for the account of such party at such bank or banks in Australia as such party may designate from time to time by written notice. Such bank or banks will be deemed the agent of the designating party for the purpose of receiving, collecting and receiving such payment.

24.4 Enurement

This Agreement enures to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

24.5 Terms

The terms and provisions of this Agreement will be interpreted in accordance with the laws of New South Wales.

24.6 Entire Agreement

This Agreement constitutes the entire agreement between the parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether verbal or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.

24.7 Time of Essence

Time is of the essence in this Agreement.

24.8 Severability

If any one or more of the provisions or stages contained herein is declared invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

24.9 **Enforcement of Agreement**

The covenants, promises, terms and conditions contained herein will be binding upon the parties jointly and severally and may be enforced by each as against each other *inter se*.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year written on the first page.

WESTERN PLAINS RESOURCES LTD.

Per: ________________________
Authorized Signatory R.L. RICHARDSON
DIRECTOR.

CALIBRE MINING (AUSTRALIA) PTY LTD.

Per: ________________________
Authorized Signatory Edward Farrauto
Director

SCHEDULE A
to Option Agreement
Trundle Property
made as of the 25th day of January, 2008
between
Western Plains Resources Ltd. and Calibre Mining (Australia) Pty Ltd.

DESCRIPTION OF PROPERTY

EXPLORATION AREA

1: 1,000,000	BLOCK NO.	UNITS
Canberra	765	optuxyz
Canberra	766	lqv
Canberra	837	cdehjknoptuz
Canberra	839	aflqv

The exploration area embraces **27 units** as specified above, exclusive of:

(a) land subject to any assessment lease, mining lease or mineral claim under the Mining Act, 1992 at the date this renewal has effect.

(b) land subject to any pending application for a mining lease, mining purposes lease or claim under the Mining Act, 1973 or any application for a coal lease under the Coal Mining Act, 1973, made prior to **9:30 a.m**. on the **fourth** day of **September, 1992.**

(c) land subject to any **pending** application for an assessment lease, mining lease or mineral claim under the Mining Act, 1992, made prior to **9:30 a.m.** on the **fourth** day of **September 1992.**

(d) land on which bona fide mining operations were being carried out at the date of grant of the licence by the owner of the mineral or some person with his consent and over which the exploration licence was not granted by virtue of the provisions of Section 77 of the Mining Act, 1973.

(e) land on which mining operations were being carried out at the date of grant of the licence by the owner of the mineral or some person with his consent and over which the exploration licence was not granted by virtue of the provisions of Section 20 of the Mining Act, 1992.

(f) land vested in the Commonwealth of Australia.

(g) land subject to any national park, regional park, historic site, nature reserve, karst conservation reserve or Aboriginal area.

(h) any other land that was not subject to the licence immediately before this renewal.

298334.1



o
p
l
t
u
q
x
y
z
v
c
TRUNDLE
d
e
a
EL 4512
h
j
k
f
n
o
p
l
t
u
q
z
v

SCHEDULE B
to Option Agreement
Trundle Property
made as of the 25th day of January, 2008
between
Western Plains Resources Ltd. and Calibre Mining (Australia) Pty Ltd.

Agreements between NSR Royalties Holders and Western Plains Resources Ltd.

4. **ROYALTY – PLATSEARCH N.L.**

4.1 In addition to the consideration payable to the Vendor under clause 2.5(c) the Purchaser shall pay to the Vendor a royalty **("Royalty")** in accordance with this clause 4.

4.2 The amount of the Royalty shall be calculated as follows:

Royalty (in Australian dollars) = 1.6% x NSR	
Where:	
"NSR"	is the combined "Net Smelter Return" of all metal products produced from ore which has been extracted for processing from any Mining Operation conducted on the Tenements to which the Purchaser is entitled;
and where:	
"Net Smelter Return"	is, where the refiner/smelter is in an arm's length relationship with the Purchaser, the net proceeds (in Australian dollars) actually received by the Purchaser after refining/smelting of all metal products on a dry basis, dispatched from the mine less all costs associated with transporting the product from the mine gate to the receiver, on a dry basis including but not limited to road, rail and ocean freight charges, CIF insurance premiums, ship loading and discharging charges, loading and discharging assaying and supervision charges and demurrage charges,
and where:	
"Net Smelter Return"	is, where the refiner/smelter is not in an arm's length relationship with the Purchaser, the net proceeds (in Australian dollars) that would have been received by the Purchaser after refining/smelting by a refiner/smelter that was in an arm's length relationship with the Purchaser of all mineralization products on a dry basis, dispatched from the mine less all costs associated with transporting the product from the mine gate to the receiver, on a dry basis including but not limited to road, rail and ocean freight charges, CIF insurance premiums, ship loading and discharging charges, loading and discharging assaying and supervision charges and demurrage charges.

298334.1

4.3 The Royalty payable by the Purchaser to the Vendor under this clause 4 shall be calculated on a quarterly basis on 31 March, 30 June, 30 September and 31 December in each year and shall be paid by the Purchaser to the Vendor on the expiration of 21 days after the end of each of the said quarterly periods.

4.4 With each Royalty payment the Purchaser must deliver up to the Vendor all information reasonably required by the Vendor in order to calculate the amount of the Royalty.

4.5 The Vendor may at any time, upon serving notice in writing on the Purchaser, verify by way of an audit the information on which the calculation of the Royalty is based. If there is any dispute as to the amount of Royalty the same shall be referred to an Independent Expert for determination under clause 9. Notwithstanding anything to the contrary contained in clause 9, the costs of the Independent Expert shall be borne by the Purchaser if there has been under-payment by more than 5% of the Royalty the subject of the dispute, but otherwise the costs of the Independent Expert shall be borne by the Vendor.

4.6 The Purchaser must keep and maintain and ensure that there are kept and maintained duly entered up books of account, records, reports, invoices, statements and other documents as would usually be kept and maintained by a prudent manager of a project of a kind similar to the Mining Operation carried out by the Purchaser at the mine.

4. ROYALTY – NOSEBI MINING AND MANAGEMENT PTY LTD.

4.1 In addition to the consideration payable to the Vendor under clause 2.5(c) the Purchaser shall pay to the Vendor a royalty ("Royalty") in accordance with this clause 4.

4.2 The amount of the Royalty shall be calculated as follows:

Royalty (in Australian dollars) = 0.4% x NSR	
Where:	
"NSR"	is the combined "Net Smelter Return" of all metal products produced from ore which has been extracted for processing from any Mining Operation conducted on the Tenements to which the Purchaser is entitled;
and where:	
"Net Smelter Return"	is, where the refiner/smelter is in an arm's length relationship with the Purchaser, the net proceeds (in Australian dollars) actually received by the Purchaser after refining/smelting of all metal products on a dry basis, dispatched from the mine less all costs associated with transporting the product from the mine gate to the receiver, on a dry basis including but not limited to road, rail and ocean freight charges, CIF insurance premiums, ship loading and discharging charges, loading and discharging assaying and supervision charges and demurrage charges,

and where:	
"Net Smelter Return"	is, where the refiner/smelter is not in an arm's length relationship with the Purchaser, the net proceeds (in Australian dollars) that would have been received by the Purchaser after refining/smelting by a refiner/smelter that was in an arm's length relationship with the Purchaser of all mineralization products on a dry basis, dispatched from the mine less all costs associated with transporting the product from the mine gate to the receiver, on a dry basis including but not limited to road, rail and ocean freight charges, CIF insurance premiums, ship loading and discharging charges, loading and discharging assaying and supervision charges and demurrage charges.

4.3 The Royalty payable by the Purchaser to the Vendor under this clause 4 shall be calculated on a quarterly basis on 31 March, 30 June, 30 September and 31 December in each year and shall be paid by the Purchaser to the Vendor on the expiration of 21 days after the end of each of the said quarterly periods.

4.4 With each Royalty payment the Purchaser must deliver up to the Vendor all information reasonably required by the Vendor in order to calculate the amount of the Royalty.

4.5 The Vendor may at any time, upon serving notice in writing on the Purchaser, verify by way of an audit the information on which the calculation of the Royalty is based. If there is any dispute as to the amount of Royalty the same shall be referred to an Independent Expert for determination under clause 9. Notwithstanding anything to the contrary contained in clause 9, the costs of the Independent Expert shall be borne by the Purchaser if there has been under-payment by more than 5% of the Royalty the subject of the dispute, but otherwise the costs of the Independent Expert shall be borne by the Vendor.

4.6 The Purchaser must keep and maintain and ensure that there are kept and maintained duly entered up books of account, records, reports, invoices, statements and other documents as would usually be kept and maintained by a prudent manager of a project of a kind similar to the Mining Operation carried out by the Purchaser at the mine.